December 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aptose Biosciences Inc. (the “Company”)

Registration Statement on Form F-1 (File No. 333-221783)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective on December 21, 2017 at 5 PM EST, or soon thereafter as is practicable.

Very truly yours,

Aptose Biosciences Inc.

By:	/s/ William G. Rice
	Name: Title:	William G. Rice, Ph.D. Chairman, President and Chief Executive Officer

cc: Daniel M. Miller (Dorsey & Whitney LLP)